November 9, 2012 CONFIDENTIAL SUBMISSION VIA EDGAR Draft Registration Statement United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
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Confidential Submission

Pursuant to Title I, Section 106 under the

Jumpstart Our Business Startups Act and

Section 24(b)(2) of the

Securities Exchange Act of 1934

Re:	Pattern Energy Group Inc.

Confidential Submission of Draft Registration Statement on Form S-l

Dear Ladies and Gentlemen:

On behalf of Pattern Energy Group Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that was formed in October 2012 and has not generated any revenue. In addition, the Company’s historical predecessor had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2011. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an “emerging growth company,” the Company has availed itself of the exemption from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

November 9, 2012

Please direct all notices and communications with respect to this confidential submission to each of the following:

Michael M. Garland, President and Chief Executive Officer

Michael J. Lyon, Chief Financial Officer

Pattern Energy Group Inc.

Pier 1, Bay 3

San Francisco, CA 94111

Telephone: (415) 283-4000

Facsimile: (415) 362-7900

with a copy to:

Kirk A. Davenport II

Patrick H. Shannon

Brandon J. Bortner

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Telephone: (212) 906-1284 and (202) 637-1028

Facsimile: (650) 463-2600

Please contact the undersigned at (202) 637-2117 or brandon.bortner@lw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brandon J. Bortner

Brandon J. Bortner

of  LATHAM & WATKINS LLP

Enclosure(s)

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP